Contact

www.linkedin.com/in/nick-pendle-17379918 (LinkedIn)

Top Skills

Change Management
Management Consulting
Analysis

Honors-Awards

Warren Kinsey Prize (Highest Dissertation in all History Programs)
Tout Prize (Highest Aggregate in all History Programs)

Nick Pendle

Co-Founder & CMO at Lover
London, England, United Kingdom

Summary

At Lover, we are focused on making the world of professional therapy accessible to everyone, through digitisation. We are early in our journey and interested in speaking with anyone and everyone as we continue to learn.

Prior to co-founding Lover, I was the the Chief Marketing Officer at Eve Sleep PLC, a D2C e-commerce retailer disrupting the sleep & lifestyle industry. After delivering successive years of triple digit growth & improving marketing efficiency across our 14 international markets, we successfully completed a £35m IPO in May 2017, built predominantly off the strength of our marketing performance.

In my previous life before the Eve adventure, I was a strategy consultant. Starting at Accenture, I spent three years working within the Oil & Gas practice, helping international clients such as BP and BG Group on their performance and change strategies. After working for Marathon Consulting in Cape Town for two years, I spent a year in the innovation and growth consulting space with The Foundation, helping clients such as HSBC and FriendsLife with their growth challenges.

Experience

Lover
Co-Founder
October 2018 - Present (4 years 7 months)
London, United Kingdom

Building digital sexual therapy products that work.

lover.io

Eve Sleep
3 years 4 months

CMO
January 2017 - October 2018 (1 year 10 months)
London, United Kingdom

Responsible for the global marketing function at eve Sleep, working across our 14 markets in the UK, Europe and the US. This involved building out our 15 man marketing team and managing six-figure budgets to deliver 120% + revenue and brand growth - alongside double-digit % improvements to marketing efficiency. Led the business as CMO through a £35m IPO in May 2017.

Director of ATL Marketing & CRO
March 2016 - December 2016 (10 months)
London, United Kingdom

Managing all offline marketing activity across our global markets to deliver optimum efficiency against brand and revenue objectives, whilst driving improvement in website conversion rates across each of our websites globally

USA Country Head
July 2015 - March 2016 (9 months)
London

Responsible for launching, growing and managing Eve Sleep Inc, the US subsidiary of Eve Sleep Ltd, driving the business to $500k monthly revenue within 6 months of launch

The Foundation Growth Consulting LLP
Strategy & Growth Consultant
July 2014 - July 2015 (1 year 1 month)
Soho, London

The Foundation is a Growth and Innovation Consultancy. We help our clients create organic growth by enabling them to see their world differently: from the outside in, from where the customer stands.

Specialties include: growth and innovation, proposition development, customer experience, brand and marketing strategies

Marathon Group
Strategy Consultant
February 2013 - June 2014 (1 year 5 months)

Working to define The Marathon Way, a standard consulting process and wider business strategy & structure which will allow rapid growth whilst maintaining product quality at all times.

Also advising local clients on Strategy, Innovation and Change Management projects.

Accenture
Consultant (Strategy & Change Mgmt Specialist)
March 2010 - February 2013 (3 years)

Operating across a range of Strategy and Change Management roles for international oil & gas clients within the Resources practice. Promoted from Analyst to Consultant within 18 months and managing a team of 5 as part of the Change Lead role on a £60m software implementation for EDF Energy

RSG Consulting
Consultant
October 2009 - March 2010 (6 months)

Since joining RSG I have been responsible for researching and writing sections of the 'RSG India Report 2010' - a groud-breaking 360 degree study of the Indian legal market.
The report is due for publication in March 2010.

Education

The University of Manchester
1:1 BA (Hons), History · (2006 - 2009)